UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Jet.AI Inc.
(Name of Subject Company and Filing Person (Issuer))

Warrants to Acquire Shares of Common Stock	47714H 118 47714H 126
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Mike Winston
Interim Chief Executive Officer
Jet.AI Inc.
10845 Griffith Peak Dr.

Suite 200
Las Vegas, Nevada 89135
(702) 747-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Kate L. Bechen

Peter F. Waltz
Dykema Gossett PLLC

111 East Kilbourn Avenue

Suite 1050

Milwaukee, WI 53202
(414) 488-7300

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Jet.AI Inc., a Delaware corporation (the “Company,” “us,” or “we”), with the Securities and Exchange Commission (the “SEC”) on June 27, 2024 (as amended and supplemented from time to time, the “Schedule TO”). The Schedule TO related to an offer by the Company (the “Offer”) to the holders of certain of our outstanding warrants (collectively, the “Warrants”), each of which was exercisable to purchase one share of our common stock, par value $0.0001 per share (the “Common Stock”; such shares, the “Common Shares”), the opportunity to receive: (i) 0.3054 Common Shares in exchange for each outstanding redeemable warrant (each, a “Redeemable Warrant”) or private placement warrant (each, a “Private Placement Warrant”) tendered by the holder (the “Warrantholder”) and exchanged pursuant to the Offer; and (ii) 1.0133 Common Shares in exchange for each outstanding merger consideration warrant (each, a “Merger Consideration Warrant”) tendered by the Warrantholder and exchanged pursuant to the Offer. Capitalized terms that are used in this Amendment but not defined have the meanings ascribed to them in the Schedule TO.

The Offer was made upon and subject to the terms and conditions set forth in: (i) the prospectus/offer to exchange, dated July 22, 2024 and filed on Form 424B3 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, by the Company with the SEC on July 23, 2024 (the “Prospectus/Offer to Exchange”), the form of which was included in Amendment No. 1 to the Registration Statement on Form S-4/A filed by the Company with the SEC on July 11, 2024 and declared effective by the SEC on July 22, 2024 (the “Form S-4/A Registration Statement”); and (ii) the related Letter of Transmittal and Consent (as amended and supplemented from time to time, the “Letter of Transmittal”). Copies of the Prospectus/Offer to Exchange and the Letter of Transmittal are attached hereto as Exhibits (a)(1)(A) and (B), respectively.

Concurrently with the Offer, the Company also solicited consents (the “Consent Solicitation”) from Warrantholders to amend the Redeemable Warrant Agreement and the Merger Consideration Warrant Agreement (collectively, the “Warrant Agreements”; such amendments to the Warrant Agreements, the “Warrant Amendments”). The Warrant Amendments governed all of the Warrants to permit the Company to require that each Warrant that was outstanding upon the closing of the Offer be exchanged into a number of Common Shares equal to 10% less than the number of Common Shares a Warrantholder would have received as Exchange Consideration had its Warrants been exchanged pursuant to the applicable Exchange Ratio in the Offer (such exchange, the “Post-Offer Exchange”). Pursuant to the Post-Offer Exchange, each outstanding Redeemable Warrant was mandatorily exchanged for 0.2749 Common Shares, and each outstanding Merger Consideration Warrant was mandatorily exchanged for 0.9120 Common Shares. The Warrant Amendments required the vote or written consent of holders of at least a majority of the outstanding Redeemable Warrants to amend the Redeemable Warrant Agreement and the vote or written consent of at least 65% of the outstanding Merger Consideration Warrants to amend the Merger Consideration Warrant Agreement.

The information in the Prospectus/Offer to Exchange and in the related Letter of Transmittal, including all schedules and exhibits thereto, is incorporated by reference herein to answer the items required in this Schedule TO. You should read this Amendment together with the Schedule TO, the Prospectus/Offer to Exchange, and the Letter of Transmittal.

The purpose of this Amendment is to: (i) update Item 11 of the Schedule TO to report the final results of the Offer and the Post-Exchange Offer; and (ii) amend and supplement the Schedule TO by updating Item 12 to include certain additional exhibits, including press releases attached hereto as Exhibits (a)(5)(ii) and (a)(5)(iii), and various additional agreements attached hereto as Exhibits (d)(40) through (d)(43) in Item 12 hereof. Except as specifically provided in this Amendment, the information set forth in the Schedule TO, the Prospectus/Offer to Exchange, and the Letter of Transmittal remains unchanged, and such information is incorporated herein by reference to the extent relevant to the items in this Amendment.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the text set forth in Item 11(b) below.

(a)	Agreements, Regulatory Requirements, and Legal Proceedings.

(1)	The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Agreements, Regulatory Requirements, and Legal Proceedings” and “Certain Relationships and Related-Party Transactions” is incorporated herein by reference.

(2)	The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Agreements, Regulatory Requirements, and Legal Proceedings” is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(b)

Other Material Information. Item 11(b) of the Schedule TO is hereby amended and supplemented by adding at the end thereof the following text:

The Offer and the Consent Solicitation expired one minute after 11:59 p.m., Eastern Time, on July 25, 2024. The Company has been advised that 8,930,344 Redeemable Warrants (approximately 90.6% of the outstanding Redeemable Warrants), 5,760,000 Private Placement Warrants (100% of the outstanding Private Placement Warrants), and 5,029,657 Merger Consideration Warrants (approximately 67.7% of the outstanding Merger Consideration Warrants) were validly tendered and not validly withdrawn prior to the expiration of the Offer and the Consent Solicitation. The Company accepted all validly tendered Warrants for exchange or exercise and settlement on July 30, 2024, and issued an aggregate of approximately 9.5 million Common Shares in exchange for such Warrants.

In addition, pursuant to the Consent Solicitation, the Company received the requisite approval to effect the Warrant Amendments to the Redeemable Warrant Agreement and the Merger Consideration Warrant Agreement. The Company executed the Warrant Agreements with CSTTC on August 21, 2024, pursuant to which each Redeemable Warrant that was outstanding upon the closing of the Offer was exchanged for 0.2749 Common Shares, and each Merger Consideration Warrant that was outstanding upon the closing of the Offer was exchanged for 0.9120 Common Shares, which in each case was a number of Common Shares equal to 10% less than the number of Common Shares each Warrantholder would have received had its Warrants been exchanged in the Offer (such exchange, the “Post-Offer Exchange”). Upon effecting the Post-Offer Exchange, no Redeemable Warrants, Private Warrants, or Merger Consideration Warrants remained outstanding. The Company has been advised that 928,876 Redeemable Warrants and 2,403,961 Merger Consideration Warrants were mandatorily exchanged in the Post-Offer Exchange, resulting in the issuance of an aggregate of 2,461,175 Common Shares. In lieu of issuing fractional shares in the Post-Offer Exchange, with respect to any Warrantholders who would otherwise have been entitled to receive fractional shares, the Company, after aggregating all such fractional shares of such Warrantholder, rounded up to the nearest whole share of Common Stock and delivered to such Warrantholder a whole share in lieu of any fraction thereof.

On July 30, 2024, the Company issued a press release announcing the closing of the Offer and the Consent Solicitation and announcing the final results of the Offer. A copy of the press release is filed herewith as Exhibit (a)(5)(ii). On August 23, 2024, the Company issued a press release announcing its entry into the Warrant Amendments in connection with the Post-Offer Exchange. A copy of the press release is filed herewith as Exhibit (a)(5)(iii) and is incorporated herein by reference.

Item 12. Exhibits.

(a) Exhibits.

		Incorporated by Reference To
No.	Description	Form	Exhibit	Date
(a)(1)(A)	Prospectus/Offer to Exchange	424B3		07/23/2024
(a)(1)(B)	Form of Letter of Transmittal and Consent	S-4/A	99.1	07/10/2024
(a)(1)(C)	Form of Notice of Guaranteed Delivery	S-4/A	99.2	07/10/2024
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees	S-4/A	99.3	07/10/2024
(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees	S-4/A	99.4	07/10/2024
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A) herein)	424B3		07/23/2024
(a)(5)(i)	Press Release, dated June 27, 2024	8-K	99.1	06/27/2024
(a)(5)(ii)	Press Release, dated July 30, 2024	8-K	99.1	07/31/2024
(a)(5)(iii)	Press Release, dated August 23, 2024	8-K	99.1	08/23/2024
(b)	Not applicable.
(d)(1)	Business Combination Agreement and Plan of Reorganization, dated February 24, 2023	S-4/A	Annex A	05/11/2023

(d)(2)	Amendment No. 1 to Business Combination Agreement and Plan of Reorganization, dated May 11, 2023	8-K	2.2	08/14/2023
(d)(3)	Certificate of Incorporation of Jet.AI Inc., dated August 10, 2023	8-K	3.1	08/14/2023
(d)(4)	Bylaws of Jet.AI Inc.	8-K	3.4	08/14/2023
(d)(5)	Warrant Agreement, dated August 11, 2021	8-K	4.1	08/17/2021
(d)(6)	Merger Consideration Warrant Agreement, dated August 10, 2023	8-K	4.2	08/14/2023
(d)(7)	Warrant by and between Jet. AI Inc. and GEM Yield Bahamas Limited	S-1	4.3	09/08/2023
(d)(8)	Warrant Agreement Amendment, dated October 23, 2023, between Jet.AI Inc. and GEM Yield Bahamas Limited	S-1/A	4.4	10/27/2023
(d)(9)	Warrant by and between Jet.AI Inc. and Ionic Ventures, LLC	10-K	4.5	04/01/2024
(d)(10)	2023 Jet.AI Inc. Omnibus Incentive Plan	S-4/A	Annex D	07/26/2023
(d)(11)	Share Purchase Agreement, dated August 4, 2022, between Jet Token Inc., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited	S-4/A	10.7	05/11/2023
(d)(12)	Registration Rights Agreement, dated August 4, 2022, between Jet Token Inc., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited	S-4/A	10.8	05/11/2023
(d)(13)	Registration Rights Agreement, dated August 11, 2021, between Oxbridge Acquisition Corp., OAC Sponsor Ltd. and Maxim Partners LLC	8-K	10.3	08/17/2021
(d)(14)	Form of Forward Purchase Agreement, dated August 6, 2023	8-K	10.1	08/07/2023
(d)(15)	Form of FPA Funding Amount PIPE Subscription Agreement, dated August 6, 2023	8-K	10.2	08/07/2023
(d)(16)	Form of Lock-Up Agreement	8-K	10.3	08/14/2023
(d)(17)	Form of Indemnification Agreement	8-K	10.4	08/14/2023
(d)(18)	Letter Agreement, dated August 10, 2023, between Oxbridge Acquisition Corp. and OAC Sponsor Ltd.	8-K	10.5	08/14/2023
(d)(19)	Settlement Agreement, dated August 10, 2023, between Oxbridge Acquisition Corp. and Maxim Group LLC	8-K	10.6	08/14/2023
(d)(20)	Registration Rights Agreement, dated August 10, 2023, between Oxbridge Acquisition Corp. and Maxim Group LLC	8-K	10.7	08/14/2023
(d)(21)	Settlement Agreement, dated August 10, 2023, between Oxbridge Acquisition Corp. and OAC Sponsor Ltd.	8-K	10.8	08/14/2023
(d)(22)	Registration Rights Agreement, dated August 10, 2023, between Oxbridge Acquisition Corp. and OAC Sponsor Ltd.	8-K	10.9	08/14/2023
(d)(23)	Forward Purchase Agreement Confirmation Amendment, dated August 31, 2023	8-K	10.1	09/01/2023
(d)(24)	Bridge Agreement, dated September 11, 2023, between Jet.AI Inc. and the Investors named therein	8-K	10.1	09/15/2023
(d)(25)	Waiver of certain rights under the Bridge Agreement by Michael Winston, dated September 13, 2023	8-K	10.2	09/15/2023
(d)(26)	Forward Purchase Agreement Confirmation Second Amendment, dated October 2, 2023, among Jet.AI Inc. and the other parties named therein	8-K	10.1	10/10/2023
(d)(27)	Form of Warrant Exchange Agreement, dated December 28, 2023, between Jet. AI Inc. and a third-party investor	8-K	10.28	01/03/2024
(d)(28)	Form of Warrant Exchange Agreement, dated January 17, 2024, between Jet. AI Inc. and a third-party investor	8-K	10.29	01/17/2024
(d)(29)	Securities Purchase Agreement, dated March 28, 2024, between Jet.AI Inc. and Ionic Ventures, LLC	10-K	10.30	04/01/2024
(d)(30)	Voting Agreement, dated March 29, 2024, between Jet.AI Inc. and certain stockholders	10-K	10.31	04/01/2024
(d)(31)	Registration Rights Agreement, dated March 29, 2024, between Jet.AI Inc. and Ionic Ventures, LLC	10-K	10.32	04/01/2024
(d)(32)	Employment Offer Letter, dated August 8, 2023, between Michael Winston and Jet.AI Inc.	8-K	10.11	08/14/2023
(d)(33)	Employment Offer Letter, dated August 8, 2023, between George Murnane and Jet.AI Inc.	8-K	10.12	08/14/2023
(d)(34)	Employment Offer Letter, dated July 11, 2023, between Patrick McNulty and Jet.AI Inc.	S-1	10.4	09/08/2023
(d)(35)	Certificate of Designation of Series A Convertible Preferred Stock of Jet.AI Inc., dated August 10, 2023	8-K	3.2	08/14/2023
(d)(36)	Amendment No. 1 to Certificate of Designation of Series A Convertible Preferred Stock of Jet.AI Inc., dated July 15, 2024	8-K	3.1	07/17/2024
(d)(37)	Certificate of Designation of Series A-1 Convertible Preferred Stock of Jet.AI Inc., dated August 10, 2023	8-K	3.3	08/14/2023
(d)(38)	Certificate of Designations of Series B Convertible Preferred Stock of Jet.AI Inc., dated March 28, 2024	10-K	3.5	04/01/2024
(d)(39)	Amendment No. 1 to Settlement Agreement, dated July 10, 2024, between Jet.AI Inc. and Maxim Group LLC	8-K	10.1	07/17/2024
(d)(40)	Amendment No. 1, dated August 21, 2024, to the Warrant Agreement, dated August 11, 2021	8-K	10.1	08/23/2024
(d)(41)	Amendment No. 1, dated August 21, 2024, to the Merger Consideration Warrant Agreement, dated August 10, 2023	8-K	10.2	08/23/2024
(d)(42)	Settlement Agreement and Stipulation, dated August 21, 2024, between Jet.AI Inc. and Sunpeak Holdings Corporation	8-K	10.1	08/30/2024
(d)(43)	Letter Agreement, dated September 24, 2024, between Jet.AI Inc. and Ionic Ventures, LLC	8-K	10.1	09/25/2024
(g)	Not applicable.
(h)	Tax Opinion of Dykema Gossett PLLC	S-4	8.1	06/27/2024

(b) Filing Fee Exhibit.

Filing Fee Table.*

* Previously filed

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

JET.AI INC.

By:	/s/ Mike Winston
Name:	Mike Winston
Title:	Executive Chairman and Interim Chief Executive Officer (Principal Executive Officer)

Dated: September 30, 2024